Form 20-F
period 2026-06-30
Hamco Ventures Ltd
filed 2026-10-28
CIK 2039079

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2026

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

Room 706, 7th Floor Printing House

6 Duddell Street Central, Hong Kong

(Address of principal executive offices)

Mr. Chun Leung Chow (Eddy)

Chief Executive Officer

+852-2333-8738

E-mail: info@hamcoventures.com

Room 706, 7th Floor Printing House

6 Duddell Street Central, Hong Kong

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of June 30, 2026, there were 206,984,000 Ordinary Shares outstanding.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    ☐ Yes   ☒ No

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

Presentation of Our Financial and Operating Data

This annual report includes our audited consolidated statements of profit or loss and other comprehensive income (loss) for the years ended June 30, 2025 and 2026, and consolidated statements of financial position data as of June 30, 2025 and 2026.

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

Risks Related to Our Business and Industry

We are a newly formed company with limited operating history. An investment in our securities is highly risky and could result in a complete loss of your investment if we are unsuccessful in our business plan.

Our Company was incorporated on February 7, 2024. We have limited operating history upon which an evaluation of our future prospects can be made. Based upon current plans, we expect to incur operating losses in future periods as we incur significant expenses associated with operation and expansion. Further, there are no assurances that we will be successful in realizing revenues or in achieving or sustaining positive cash flow at any time in the future. Any such failure could result in the possible closure of our business or force us to seek additional capital through loans or additional sales of our equity securities to continue business operations, which would dilute the value of any shares you purchase.

If our business plan is not successful, we may not be able to continue operations as a going concern and our shareholders may lose their entire investment in us.

As discussed in the notes to this annual report, as of June 30, 2026, we had $437,451 of cash. If we fail to raise sufficient capital, we will have to explore other financing activities to provide us with liquidity and capital resources, we need to meet our working capital requirements and to make capital investments in connection with ongoing operations. We cannot give assurance that we will be able to secure the necessary capital when needed. Our independent auditor included an explanatory paragraph on our financial statements for the period from June 30, 2025, to June 30, 2026 emphasizing to the readers of the audit report that there is a substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent upon our generating cash flow sufficient to fund operations and reducing operating expenses. Our business plans may not be successful in addressing the cash flow issues. If we cannot continue as a going concern, our shareholders may lose their entire investment in us.

Risks Related to Our New Business Initiatives and Service Offerings

Our newly launched specialized advisory and implementation services for Artificial Intelligence (“AI”) rollup may fail to meet client operational expectations, which could harm our reputation and financial condition.

We have expanded our business scope to offer specialized advisory and implementation services for AI rollup, helping clients with strategic planning, integration, and scaling of AI technologies to enhance operational efficiency, automate customer service workflows, and optimize data-driven decision-making. The commercial success of this expansion is highly uncertain. If the AI tools we recommend or implement fail to deliver measurable productivity gains, cause disruptions to our clients’ legacy systems, or provide inaccurate automated outputs in customer service workflows, clients may terminate their engagements, demand refunds, or bring breach-of-contract claims against us. Any failure to successfully execute these sophisticated integration projects could damage our brand, lead to significant client churn, and prevent us from recovering the capital and resource investments dedicated to this initiative.

Risks Related to Our Dependence on Third Parties

Our AI rollup advisory and implementation services are heavily dependent on third-party technologies and underlying models over which we have no operational control.

Our implementation framework involves selecting, combining, and rolling up third-party AI software applications, application programming interfaces (APIs), and foundational machine learning models to solve our clients' technological needs. Because we do not own or develop the underlying AI architectures, our service offerings are highly vulnerable to the performance, availability, and commercial terms of these external technology vendors. Sudden modifications to vendor pricing structures, unexpected API deprecations, service outages, or changes to usage policies could immediately break or degrade the automated workflows we have integrated for our clients. If our core AI software suppliers discontinue support for their systems or lose their market-leading positions, our rollup frameworks may become technologically obsolete, requiring us to incur substantial costs to re-engineer solutions for our clients.

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

Although we are not subject to cybersecurity review by the CAC nor any other PRC authorities or required to obtain regulatory approval regarding the data privacy and personal information requirements from the CAC nor any other PRC authorities for our and our subsidiaries’ operations Hong Kong, because all of our operations take place in Hong Kong, we are subject to a variety of laws and other obligations regarding data privacy and protection in Hong Kong.

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

We believe that we have been in compliance with the data privacy and personal information requirements of the PDPO and we have not encountered any investigations involving a breach of the PDPO. Moreover, we do not expect to be subject to any cybersecurity review by Hong Kong and PRC government authorities. However, if we or our Operating Subsidiary conducting business operations in Hong Kong have violated certain provisions of the PDPO, we could face significant civil penalties and/or criminal prosecution, which could adversely affect our business, financial condition, and results of operations.

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

Furthermore, on June 22, 2021, the U.S. Senate passed AHFCAA and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to AHFCAA and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before securities of that issuer may be prohibited from trading or delisted. Should the PCAOB be unable to fully conduct inspections of our auditors ’ work papers in the PRC, it will make it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures and you may be deprived of the benefits of such inspection, which could result in limitation or restriction to our access to the U.S. capital markets, and our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the HFCAA. Investors may consequently lose confidence in our reported financial information and procedures and the quality of our financial statements, which would adversely affect us.

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

The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our business operations, share price, and reputation.

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

If we become subject to the recent scrutiny, criticism, and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the matter, which could harm our business operations and our reputation and could result in a loss of your investment in our Ordinary Shares, in particular if such matter cannot be addressed and resolved favorably.

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

Data Security

In June 2021, the Standing Committee of the NPC promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Critical information infrastructure encompasses, under this regulation, key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Measures for Cybersecurity Review (2021), which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Measures for Cybersecurity Review (2021), critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Measures for Cybersecurity Review (2021) further stipulates that critical information infrastructure operators or network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. As of the date of this annual report, we have not been informed that we are a critical information infrastructure operator by any government authorities and we do not have any material operation or maintain any office or personnel in Mainland China. We have not collected, stored, or managed any personal information in Mainland China. In addition, we plan to emphasize Southeast Asia as our core future area of growth. As such, we currently do not expect the foregoing measures will have an impact on our business, results of operations, and we believe that we are compliant with these measures to date. However, we still face uncertainties regarding the interpretation and implementation of these laws and regulations in the future. Cybersecurity review could result in disruption in our operations, negative publicity with respect to our company, and diversion of our managerial and financial resources. Furthermore, if we were found to be in violation of applicable laws and regulations in China during such review, we could be subject to fines or other government sanctions and reputation damages. Therefore, potential cybersecurity review, if applicable to us, could materially and adversely affect our business, financial condition, and results of operations.

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

Risks Related to our Ordinary Shares

Our F-1 registration statement has been effective since June 27, 2025 and the offering of our Ordinary Shares to the public has been completed. The Company issued 1,884,000 new shares for cash at $0.25 per share to 35 investors. There is no current trading market for our Ordinary Shares and if a trading market does not develop, purchasers of our securities may have difficulty selling their shares.

As of June 30, 2026, there is no established public trading market for our Ordinary Shares and an active trading market in our securities may not develop or, if developed, may not be sustained. We intend to apply for admission to quotation of our securities on the OTC Market. If for any reason we are not able to obtain eligibility for proprietary quotations and our Ordinary Shares will not be admitted to quote on OTCID, or if a public trading market does not otherwise develop, the investors may not be able or will have a significant difficulty selling their Ordinary Shares should they desire to do so. As of the date of this annual report, we do not have any market maker that expressed an interest to market for our securities. If no market is ever developed for our Ordinary Shares, it will be difficult for you to sell our securities. In such a case, you may find that you are unable to achieve any benefit from your investment or liquidate your shares without considerable delay, if at all.

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

We are subject to the periodic reporting requirements of the Exchange Act. We will design our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management and recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

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

A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income, or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on our current and expected income and assets, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service (“IRS”) will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our Ordinary Shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. If we were to be or become a PFIC for any taxable year during which a U.S. holder holds our Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. holder. See “Material Tax Income Consideration — Material U.S. Federal Income Tax Considerations for U.S. Holders — PFIC Consequences.”

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

We incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

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

Our Articles of Association authorize the issuance of 900,000,000 shares of Ordinary Shares. As of the date of this annual report, we had 206,984,000 shares of Ordinary Shares outstanding. The future issuance of Ordinary Shares may result in substantial dilution in the percentage of our Ordinary Shares held by our then existing shareholders. We may value any Ordinary Shares issued in the future on an arbitrary basis. The issuance of Ordinary Shares for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors and might have an adverse effect on any trading market for our Ordinary Shares.

As a result of Chun Leung Chow (Eddy)’s voting control of the Company, he has the ability to substantial influence over the outcome of matters submitted to shareholders for approval.

On December 19, 2025, the Company repurchased and subsequently cancelled 32,230,000 preferred shares from Mr. Chow. As of the date of this Annual Report. Mr. Chow owns and controls approximately 47.798% of the voting control of the company. As a result of his voting power, Mr. Chow has substantial influence over the outcome of matters submitted to shareholders for approval. His concentrated ownership could significantly influence, delay, or effectively block key corporate transactions.

Our chief executive officer and director currently holds a sufficient total outstanding voting power of our outstanding Ordinary Shares that will enable him to substantially influence the outcome of matters over our business, including significant corporate actions submitted to shareholders for approval, such as mergers, consolidations, election of directors, and take actions that are not in the best interest of us or our other shareholders, including investors purchasing Ordinary Shares.

As of the date of this annual report, our chief executive officer and director will own an aggregate of 47.798% of the total voting power of our outstanding Ordinary Shares and preferred shares, As a result, he has substantial influence over our business, including significant corporate actions and can control the outcome of matters over our business, including significant corporate actions submitted to shareholders for approval, such as mergers, consolidations, election of directors, and take actions that are not in the best interest of us or our other shareholders.

This concentration of ownership by our chief executive officer and director may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders. In addition, the significant concentration of share ownership may adversely affect the trading price of the Ordinary Shares due to investors ‘perception that conflicts of interest may exist or arise.

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

During the current financial year, we expanded our strategic business scope to address the growing technological needs of our clients by launching specialized advisory and implementation services for Artificial Intelligence (“AI”) rollup. Under this expanded offering, we assist clients with the strategic planning, integration, and scaling of AI technologies designed to enhance operational efficiency, automate customer service workflows, and optimize data-driven decision-making within their businesses.

We presently offer our services to clients in Hong Kong and intend to expand the distribution of our services into other location as opportunities permit.

Plan of Operations

Over the course of the next 12 months, we plan to spend a substantial portion of our effort on executing the following key operational objectives:

1.	Client Engagement, Market Acquisition, and AI Service Monetization: We plan to implement targeted marketing campaigns, industry networking initiatives, and strategic alliances to accelerate new client acquisition. A primary focus will be scaling our newly introduced Artificial Intelligence (“AI”) rollout consultancy services, driving adoption among both existing franchise clients and new enterprises seeking digital transformation solutions;
2.	Geographic Expansion and Market Penetration: We intend to leverage comprehensive market research, competitor profiling, and feasibility studies to identify high-growth international markets. Our efforts will be dedicated to developing and executing structured market-entry strategies to expand our geographic footprint outside of Hong Kong as commercial opportunities permit; and
3.	Human Capital Development and Technical Talent Acquisition: We are committed to scaling our internal capabilities by investing in advanced professional development, specialized training modules, and technical certification programs for our existing team members. Furthermore, we intend to aggressively recruit top-tier talent across critical domains, specifically targeting franchise development experts and AI/technology implementation specialists to support our expanded service vertical.

Distribution Methods of Our Services

We currently market, sell, and distribute our professional consulting and technology implementation services from our operational base in Hong Kong. To maximize market penetration, effectively deliver our specialized solutions, and scale our new Artificial Intelligence (“AI”) rollout verticals, we utilize a multi-channel distribution strategy comprised of the following primary methods:

●	Direct Client Engagement: We interact directly with prospective and existing clients through structured in-person consultations, secure virtual platforms, and dedicated digital communication networks. This direct model allows us to deliver highly customized franchise frameworks and tailored AI integration roadmaps while maintaining high service responsiveness.

●	Strategic Alliances and Corporate Partnerships: We actively collaborate with key food and beverage (F&B) industry associations, professional enterprise networks, and complementary technology service providers. These alliances allow us to cross-promote our capabilities, extend our market reach, and embed our consulting solutions into broader industry ecosystems.

●	Structured Referral Ecosystems: We leverage an organic growth model by incentivizing strategic partners, shareholders, executive officers, and employees to refer new business opportunities to the Company. Referral fees payable by us to any referring party are determined on an arm’s-length, case-by-case negotiated basis. This program allows us to acquire new clients cost-effectively through established, high-trust networks.

Competitive Business Conditions and the Issuer’s Competitive Position

The franchise development and business consultancy industries are highly competitive, fragmented, and rapidly evolving. We operate within a dynamic landscape alongside numerous local, regional, and global consulting firms. Many of our current and potential competitors possess significantly greater financial, marketing, technical, personnel, and operational resources than we do, and command established brand recognition globally or within the specific regional markets we intend to enter.

We have not commissioned independent market research to quantify the exact number of franchise development firms operating within Hong Kong that offer overlapping service portfolios. However, the Company distinguishes itself from traditional competitors through its flexible, highly personalized engagement models, deep sector-specific expertise in the food and beverage (F&B) industry, and its agility in integrating emerging technologies into legacy operational systems.

We believe our competitive position is sustained by our ability to continuously adapt to market trends, deliver high-value advisory services, and address the shifting technological needs of our clients. Specifically, the Company differentiates itself through the following core competencies:

●	Established Local Footprint and Comprehensive Service Suite: The Company maintains a solid client base in Hong Kong, providing end-to-end consulting services across all phases of enterprise growth. Our foundational solutions span franchise architecture, marketing and sales orchestration, operational workflow optimization, compliance advisory, international market-entry modeling, and specialized software selection. By bundling these comprehensive services at competitive prices, we offer a cohesive value proposition that traditional boutique agencies cannot match.

●	Technological Differentiation through AI Integration: Unlike conventional franchise consultants, we have aggressively expanded our capabilities to include specialized advisory and implementation services for Artificial Intelligence (“AI”) rollouts. Our ability to bridge the gap between traditional F&B operational workflows and advanced digital capabilities—such as automated customer service systems and data-driven predictive inventory tools—allows us to capture market share from tech-deficient competitors.

●	Global Vision and Cross-Border Brand Scaling: With a forward-looking perspective on brand internationalization, we specialize in unlocking the latent value of Asian and Hong Kong-based brands on the global stage. Our robust market research capabilities enable us to identify emerging cross-border consumer trends and execute structural market-entry strategies. We actively leverage our regional strategic partnerships and alliances to mitigate the risks of international expansion for our clients, creating sustainable long-term value.

Employees

As of June 30, 2026, we had two employees. We enter into standard employment agreements with our employees. We believe that we maintain a good working relationship with our employees and we have not experienced any material labor dispute.

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

HAMCO VENTURES LIMITED AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET

(In U.S. Dollars, except share data or otherwise stated)

	As of June 30, 2026		As of June 30, 2025
ASSETS:

Current assets:
Cash		$437,451	$54,462
MPF receivable		892	—

Total Current Assets		438,343	54,462

Total Assets		$438,343	$54,462

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrual		$30,062	$27,001
Amount due to a director		549	8,030

Total Current Liabilities		30,611	35,031

Total Liabilities		$30,611	$35,031

SHAREHOLDERS’ EQUITY
Preferred shares, no par value; 900,000,000 shares authorized; 5,860,000 and 38,090,000 shares issued and outstanding as of June 30, 2026 and 2025 respectively	$		$—

Ordinary shares, $0.00001 par value; 900,000,000 shares authorized; 206,984,000 shares issued and outstanding as of June 30, 2026 and 205,100,000 shares at June 30, 2025		$2,070	$2,051
Additional paid-in capital		594,485	123,505
Accumulated deficit		(188,823)	(106,125)

Total Shareholders’ Equity		407,732	19,431

Total Liabilities and Shareholders’ Equity		$438,343	$54,462

HAMCO VENTURES LIMITED AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

 (In U.S. Dollars, except share data or otherwise stated)

	Year ended June 30, 2026	Year ended June 30, 2025
Service income – related party	$50,955	$—
Interest income	3	—
	50,958	—

General and administrative expenses	(133,656)	(97,643)

Loss before tax	(82,698)	(97,643)

Tax expense	—	—

Net loss	$(82,698)	$(97,643)

Weighted average shares outstanding, basic and diluted	206,012,033	205,100,000

Basic and diluted net loss per ordinary share	$(0.0004)	$(0.00)

Results of Operations

For the 12-month period ended June 30, 2026.

Revenues

For the 12-month period ended June 30, 2026, the Company recorded revenue income of $50,955. This service income is generated from a related party.

The Company entered into a commercial service agreement to deliver specialized Artificial Intelligence (“AI”) rollout and implementation consulting services to Hamco Services Limited (“Hamco Services”). The total aggregate value of this contract is $89,171. As of the date of this annual report, the Company has completed initial project milestones and has invoiced Hamco Services an aggregate of $50,955 under the agreement. The remaining balance of $38,216 relates to work currently in progress and will be invoiced upon the successful completion of the remaining performance milestones.

Related party relationships exist because Mr. Chun Leung Chow (Eddy), our Chief Executive Officer and Director, also serves as a director of Hamco Services. Furthermore, Ms. Tao Li, who beneficially owns 18.8% of the outstanding voting securities of the Company, serves as the controlling shareholder of Hamco Services with an 80.0% equity interest.

To mitigate potential conflicts of interest and ensure independent corporate governance, the Board of Directors convened an extraordinary general meeting and called for a shareholder resolution to approve the transaction. Mr. Chow and Ms. Li voluntarily recused themselves from all board deliberations and abstained from voting their respective shares on the shareholder resolution. The transaction was subsequently approved by a majority vote of the Company’s independent, disinterested shareholders. Management believes that the terms of this transaction were negotiated on an arm’s-length basis and reflect market rates for comparable technological and consulting services.

The service fee income was charged pursuant to the terms in the agreement signed between the Company and the related company.

Cost of Revenue

For the 12-month period ended June 30, 2026, the Company recorded expense of $133,657, of which $20,012 was IPO cost written off, the remaining consisting solely of general and administrative expenses

Net Loss

From the 12-month period ended June 30, 2026, the Company incurred a net loss of $82,698, which primarily resulted from general and administrative expense.

Liquidity and Capital Resources

As of June 30, 2026, we had $437,451 in cash. We depend substantially on financing activities to provide us with the liquidity and capital resources; we need to meet our working capital requirements and to make capital investments in connection with ongoing operations.

Cash Used in Operating Activities

During the 12-month period ended June 30, 2026, net cash used in operating activities was $60,517, primarily resulted from general and administrative expense primarily associated with the audit fee and salary.

Cash Flows from Investing Activities

During the 12-month period ended June 30, 2026, net cash used in investing activities was $20,012, resulted from payment of IPO costs.

Cash Provided from Financing Activities

During the 12-month period ended June 30, 2026, net cash provided by financing activities was $443,506 which was the net result of the funds received by the Company from the sale of its Ordinary Shares and amount due to a director.

Going Concern

As of June 30, 2026, the Company had $437,451 in cash. Management anticipates that the Company will be dependent in the near future on additional investment capital to fund operating expenses. The Company intends to position itself so that it will be able to raise additional funds through the capital markets. Since the Company cannot give assurance that it will be able to secure the necessary capital when needed, there is a substantial doubt that the Company will be able to continue operations as a going concern following the issuance of these financial statements.

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

The accompanying financial statements have been prepared on a consolidated basis and reflect the financial statements of the Company and Hamco Creek. All intercompany transactions and balances are eliminated on consolidation.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Position	Age
Chun Leung Chow (Eddy)	Chief Executive Officer, Chief Financial Officer and Director	61
Christie Ju	Chief Operating Officer, Director	58

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

In 2021, Mr. Chow co-founded Hamco Capital Limited, a private equity management company; in 2019 he co-founded Homaer Asset Management, a private equity management company and in 2010 he co-founded Apices Partners Limited, a private equity and advisory company with the focus on SME in the consumption and TMT sectors in China and China related market. From 1997 to 2009, Mr. Chow served as an Executive Director for Goldman Sachs in Hong Kong, where he provided leadership to the private finance, structuring, and sales and distribution businesses. Mr. Chow also established and lead the Private Sourcing Group for Goldman Sachs with the responsibility of serving midcap consumer stable companies i.e. food processing, catering, logistic etc. Prior to joining Goldman Sachs, Mr. Chow worked for Lehman Brothers in New York for five years and for IBM in New York for five years

Mr. Chow holds an MBA from New York University and a BS from Polytechnic University in New York. He currently resides in Hong Kong.

Christie Ju, Chief Operating Officer, Director

Ms. Ju was appointed as Director and Chief Operating Officer on February 3, 2025. She brings over 30 years of distinguished experience in the global hospitality industry, Quick Service Restaurant (QSR) brand and franchise business, investment banking, management consulting, and as a seasoned investor in both private and public markets. Ms. Ju is renowned for her strategic leadership in corporate strategy, finance, investment, planning, and business operations.

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

Ms. Ju holds an MBA from the Kellogg School of Management, Northwestern University, and an M.S. from the University of Rochester.

B. Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended June 30, 2026, we paid US$5,096.00  as compensation for our directors and executive officers.

Equity Compensation Plan Information

We have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of June 30, 2026, we had no outstanding equity awards.

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

D. Employees

As of June 30, 2026, we had two employees.

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

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their Shares. None of our principal shareholders or our director and executive officers have different or special voting rights with respect to their Ordinary Shares. Except as otherwise indicated, all shares are owned directly and the percentage shown is based on 206,984,000 Ordinary Shares issued and outstanding. We do not have any outstanding options, warrants or other securities exercisable for or convertible into shares of our Ordinary Shares.

On May 29, 2024, the Company issued 38,090,000 Preferred shares to Chun Leung Chow, (Eddy), one preferred share has 10 voting right and no economic interest of the company. On Dec 19, 2025 the Company repurchased and canceled 32,230,000 Preferred shares from Chun Leung Chow(Eddy ). As of the date of this annual report, that represents 100% of the class of Preferred shares issued and outstanding.

Title	Name of Beneficial Owner	Ordinary Shares Beneficially Owned	Percent of Ordinary Class	Preferred Shares Beneficially Owned	Percent of Preferred Class	Precent of Voting right
Chief Executive Officer, Chief Financial Officer, Director	Chun Leung Chow,(Eddy)	68,314,280	33.005%	5,860,000	100%	47.798%
Chief Operating Officer, Director	Christie Ju	15,999,999	7.730%	0	0%	6.026%
Other 5% Beneficial Owners	Li Tao	50,010,110	24.161%	0	0%	18.827%
	Yi Jin	33,125,231	16.004%	0	0%	12.475%
	Huan Fan	32,599,439	15.750%	0	0%	12.277%

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

As of the date of this annual report, we had 206,984,000 Ordinary shares and 5,860,000 Preferred shares issued and outstanding.

 B. Related Party Transactions During the financial year ended June 30, 2026, the Company entered into a commercial service agreement to deliver specialized Artificial Intelligence (“AI”) rollout and implementation consulting services to Hamco Services Limited (“Hamco Services”). The total aggregate value of this contract is $89,171. As of the date of this annual report, the Company has completed initial project milestones and has invoiced Hamco Services an aggregate of $50,955 under the agreement. The remaining balance of $38,216 relates to work currently in progress and will be invoiced upon the successful completion of the remaining performance milestones.

Related party relationships exist because Mr. Chun Leung Chow (Eddy), our Chief Executive Officer and Director, also serves as a director of Hamco Services. Furthermore, Ms. Tao Li, who beneficially owns 18.8% of the outstanding voting securities of the Company, serves as the controlling shareholder of Hamco Services with an 80.0% equity interest.

To mitigate potential conflicts of interest and ensure independent corporate governance, the Board of Directors convened an extraordinary general meeting and called for a shareholder resolution to approve the transaction. Mr. Chow and Ms. Li voluntarily recused themselves from all board deliberations and abstained from voting their respective shares on the shareholder resolution. The transaction was subsequently approved by a majority vote of the Company’s independent, disinterested shareholders. Management believes that the terms of this transaction were negotiated on an arm’s-length basis and reflect market rates for comparable technological and consulting services.

As of June 30 2026, there is an amount of $549.00 due to our Director Mr. Chun Leung Chow (Eddy). The nature of the amount due is related to Company’s operating expense and there is no interest rate charges nor due date for the amount.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

As of the date of this annual report, the Company does not have any securities traded publicly.

B. Plan of Distribution

Not applicable.

C. Markets

Not applicable

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

The number of authorized shares as of June 30, 2026 was 900,000,000 shares, of which 206,984,000 shares of common stock have been issued.

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

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of our Ordinary Shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase our Ordinary Shares and hold such Ordinary Shares as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions; insurance companies; dealers or traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes; tax-exempt entities or governmental organizations; retirement plans; regulated investment companies; real estate investment trusts; grantor trusts; brokers, dealers, or traders in securities, commodities, currencies, or notional principal contracts; certain former citizens or long-term residents of the United States; persons who hold our Ordinary Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or integrated investment; persons that have a “functional currency” other than the U.S. dollar; persons that own directly, indirectly, or through attribution 10% or more of the voting power of our Ordinary Shares; corporations that accumulate earnings to avoid U.S. federal income tax; partnerships and other pass-through entities; and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift, or alternative minimum tax consequences.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of June 30, 2026 using the criteria set forth in the report “Internal Control - Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO).  Based upon this assessment, our Chief Executive Officer and Chief Financial Officer concluded that as of June 30, 2026 our internal controls over financial reporting were ineffective.

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

D. Changes in Internal Control Over Financial Reporting

There were no other changes in our internal control over financial reporting during the year ended June 30, 2026 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Chun Leung Chow (Eddy), is an audit committee financial expert.

ITEM 16B. CODE OF ETHICS

The Company has not adopted a Code of Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

TAAD LLP audited the financial statements included in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by TAAD in fiscal 2025 and fiscal 2026.

	US Dollars ($)
	2026	2025
Audit Fees(1)	$23,000	$20,000
Audit-related Fees(2)	$1,000	$1,000
Tax Fees(3)	$0	$0
All Other Fees(4)	$0	$0

Total	$24,000	$21,000

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the services of annual audit, quarterly reviews and assessment and reviews of the effectiveness of internal controls over financial reporting of the Company; the services associated with SEC registration statements or other documents issued in connection with securities offerings such as comfort letters and consents.

(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of its financial statements or that are traditionally performed by the external auditor, and mainly include services such as agreed-upon or expanded audit procedures; and financial statement audits of employee benefit plans.

(3)	Tax Fees include fees billed for tax compliance services, including services such as tax planning, advice and compliance of federal, state, local and international tax; the review of tax returns; assistance with tax audits and appeals; tax-only valuation services including transfer pricing; expatriate tax assistance and compliance.

(4)	All Other Fees primarily include fees billed for risk management advisory services; services providing information related to automotive market conditions; and other advisory services.

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

As of the date of this Annual Report, we have not experienced cybersecurity incidents during the year ended June 30, 2026, that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on our strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted.

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

Date: Oct 28, 2026
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

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Hamco Ventures Limited (BVI):

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Hamco Ventures Limited (BVI) (the “Company”) as of June 30, 2026 and 2025, and the related consolidated statements of operations, changes in shareholder’s deficit, and cash flows for the year ended June 30, 2026 and the year ended June 30, 2025 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2026 and 2025, and the results of its operations and its cash flows for the year ended June 30, 2026 and the year ended June 30, 2025 in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has minimal revenue  , and its working capital is not sufficient to complete its planned activities one year from the issuance date of the consolidated financial statements. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2 to the financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

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

Diamond Bar, California

October 28, 2026

HAMCO VENTURES LIMITED AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET

(In U.S. Dollars, except share data or otherwise stated)

	As of June 30, 2026		As of June 30, 2025
ASSETS:

Current assets:
Cash		$437,451	$54,462
MPF receivable		892	—

Total Current Assets		438,343	54,462

Total Assets		$438,343	$54,462

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrual		$30,062	$27,001
Amount due to a director		549	8,030

Total Current Liabilities		30,611	35,031

Total Liabilities		$30,611	$35,031

SHAREHOLDERS’ EQUITY
Preferred shares, no par value; 900,000,000 shares authorized; 5,860,000 and 38,090,000 shares issued and outstanding as of June 30, 2026 and 2025, respectively.	$		$—
Ordinary shares, $0.00001 par value; 900,000,000 shares authorized; 206,984,000 shares issued and outstanding as of June 30, 2026 and 205,100,000 shares at June 30, 2025		$2,070	$2,051
Additional paid-in capital		594,485	123,505
Accumulated deficit		(188,823)	(106,125)

Total Shareholders’ Equity		407,732	19,431

Total Liabilities and Shareholders’ Equity		$438,343	$54,462

See accompanying notes to the consolidated financial statements.

HAMCO VENTURES LIMITED AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. Dollars, except share data or otherwise stated)

	Year ended June 30, 2026	Year ended June 30, 2025
Service income – related party	$50,955	$—
Interest income	3	—
	50,958	—

General and administrative expenses	(133,656)	(97,643)

Loss before tax	(82,698)	(97,643)

Tax expense	—	—

Net loss	$(82,698)	$(97,643)

Weighted average shares outstanding, basic and diluted	206,012,033	205,100,000

Basic and diluted net loss per ordinary share	$(0.0004)	$(0.00)

 See accompanying notes to the consolidated financial statements.

HAMCO VENTURES LIMITED AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

(In U.S. Dollars, except share data or otherwise stated)

	Preferred Shares		Ordinary Shares		Additional paid-in capital
	Shares	Amount	Shares	Amount	Preferred shares	Ordinary shares	Accumulated deficit	Total shareholders’ equity
Balance as of February 7, 2024 (inception)	—	$—	—	$—	$—	$—	$—	$—
Shares issued for cash
Founders - Preferred shares	38,090,000	—	—	—	1	—	—	1
Founders – Ordinary shares	—	—	68,314,280	683	—	42,195	—	42,878
Third Party – Ordinary shares	—	—	136,785,720	1,368	—	81,309	—	82,677
Net loss	—	—	—	—	—	—	(8,482)	(8,482)
Balance as of June 30, 2024	38,090,000		205,100,000	2,051	1	123,504	(8,482)	117,074
Net loss	—	—	—	—	—	—	(97,643)	(97,643)
Balance as of June 30, 2025	38,090,000	$—	205,100,000	$2,051	$1	$123,504	$(106,125)	$19,431
Shares repurchase	(32,230,000)	—	—	—	(1)	—	—	(1)
Shares issued for cash	—	—	1,884,000	19	—	470,981	—	471,000
Net loss	—	—	—	—	—	—	(82,698)	(82,698)
Balance as of June 30, 2026	5,860,000	$—	206,984,000	$2,070	—	$594,485	$(188,823)	$407,732

See accompany notes to the consolidated financial statements.

HAMCO VENTURES LIMITED AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. Dollars, except share data or otherwise stated)

	Year ended June 30, 2026	Year ended June 30, 2025
Cash flows from operating activities:
Net loss	$(82,698)	$(97,643)
Adjustments to reconcile net loss to net cash used in operating activities
Changes in operating liabilities:
IPO costs written off	20,012	75,435
(Increase)/decrease in account receivable	(892)	1,024
Increase/(decrease) in Accounts Payable	3,061	(15,000)
Net cash used in operating activities	(60,517)	(36,184)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares	470,999	1,056
Payment of IPO costs	(20,012)	(33,435)
Amount due to a Director	(7,481)	2,904
Net cash provided by / (used from) financing activities	443,506	(29,475)

Net change in cash	382,989	(65,659)
Cash at the beginning of the year	54,462	120,121
Cash at the end of the year	$437,451	$54,462

Noncash investing and financing activities
Deferred offering costs	$—	$—

See accompanying notes to the consolidated financial statements.

HAMCO VENTURES LIMITED AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2026

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

2. GOING CONCERN

As at June 30, 2026, the Company had $437,451 of cash. During the period ended June 30, 2026, the Company raised placement of shares of amounted to $471,000. This placement of shares aims to provide the liquidity and capital resources it needs to meet its working capital requirements and to make capital investments in connection with ongoing operations. Management anticipates that the Company will be dependent, for the near future, on additional investment capital to fund operating expenses. The Company intends to position itself so that it will be able to raise additional funds through the capital markets. Since the Company cannot give assurance that it will be able to secure the necessary capital when needed, there is a substantial doubt that the Company will be able to continue operations as a going concern following the issuance of these financial statements.

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

The exchange rates used to translate amounts in HK$ into US$ for the purposes of preparing the financial statements were as follows:

	June 30, 2026	June 30, 2025
Balance sheet items, except for ordinary shares, additional paid-in capital and retained earnings, as of year end	US$1=HK$7.843	US$1=HK$7.809
Amounts included in the statements of operations and cash flows for the year	US$1=HK$7.843	US$1=HK$7.809

Financial instruments and concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of a cash account placed in a financial institution located in Hong Kong, As of June 30, 2026, the Company had not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

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

Cash and cash equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $437,451 in cash and no cash equivalents as of June 30, 2026. (cash of $54,462 as of June 30, 2025) The Company cash is held at well capitalized financial institutions, but they are not FDIC insured; however, management does not believe there is a significant risk of loss.

Deferred offering costs

The Company complies with the requirements of the ASC 340-10-S99 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A - “Expenses of Offering”. Pursuant to ASC 340-10-S99-1, IPO costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. Deferred offering costs consist of professional and registration fees that are directly related to the Proposed Public Offering. Should the in-process equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the statements of operations and comprehensive loss. As of June 30, 2026, the Company has incurred $20,012 offering costs (June 30, 2025 $75,435),

Revenue recognition

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

For the financial year ended June 30, 2026, the Company generated $50,955.41 in revenue, representing a significant increase compared to $Nil for the financial year ended June 30, 2025. This initial revenue generation was driven primarily by the strategic expansion of our service offerings during the period.

The Company continues to offer tailored consulting solutions to both emerging restaurant brands seeking to franchise a business for the first time and established franchisors looking to optimize their operations, information technology systems, and omnichannel marketing strategies. To complement these foundational consulting capabilities and address shifting market demands, we expanded our business scope during the current financial year to include specialized advisory, setup, and implementation services for Artificial Intelligence (“AI”) rollouts. Our newly introduced AI vertical constitutes the primary driver of our revenue generation for the fiscal year ended June 30, 2026

Income taxes

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

Net loss per share

Basic net loss per share is computed by dividing loss available to stockholders by the weighted average number of shares outstanding during the year. Diluted income per share is computed similar to basic income per share except that the denominator is increased to include the number of additional shares that would have been outstanding if the potential shares had been issued and if the additional shares were diluted. There were no potentially dilutive securities for the year ended June 30, 2026 and June 30, 2025.

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

On February 7, 2024 (date of inception), total of 105,500,000 Ordinary Share was issued and 34,285,710 shares were issued to the Company’s founder, Chun Leung Chow (Eddy) and 71,214,290  were issued to Li Tao, Jin Yi, Fan Huan and Dong Sun at $0.00001 per share. The monies from these transactions, which totaled US$1,055, were outstanding as subscription receivable at June 30, 2024 and December 31, 2024. This $1,055 was subsequently settled on October 31, 2024 and went to the Company to be used as working capital.

On May 29, 2024, the Company sold 99,600,000 shares of its Ordinary Shares of which 34,028,570 shares were sold to Chun Leung Chow (Eddy) and 65,571,430 shares were sold to Li Tao, Jin Yi, Fan Huan at US$0.00125 per share. The monies from these transactions, which totaled $124,500, went to the Company to be used as working capital.

On Dec 19, 2025 Li Tao sold 10,009,890 shares, Yi Jin sold 2,802,769 shares, Huan Fan sold 2,758,281 shares and Dong Sun sold 429,059 shares to Yansu Christie Ju in private sales resulting Ms. Ju ownership of 15,999,999 shares.

For the period from November 12, 2025 to February 13, 2026, the Company issued 1,884,000 shares of Ordinary shares to 35 subscribers at $0.25 per share. The monies from this transaction, which totaled $471,000, went to the Company to be used as working capital.

There have been no other issuances of the Company’s ordinary shares.

As of June 30, 2026, the Company had 206,984,000 issued and outstanding ordinary shares.

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

 On Dec 19, 2025 the company repurchased and canceled 32,230,000 Preferred shares from Chun Leung Chow(eddy)

 As of June 30, 2026, the Company had 38,090,000 issued and outstanding preferred shares.

 5. RELATED PARTY TRANSACTION

The Company entered into a commercial service agreement to deliver specialized Artificial Intelligence (“AI”) rollout and implementation consulting services to Hamco Services Limited (“Hamco Services”). The total aggregate value of this contract is $89,171. As of the date of this annual report, the Company has completed initial project milestones and has invoiced Hamco Services an aggregate of $50,955 under the agreement. The remaining balance of $38,216 relates to work currently in progress and will be invoiced upon the successful completion of the remaining performance milestones.

Related party relationships exist because Mr. Chun Leung Chow (Eddy), our Chief Executive Officer and Director, also serves as a director of Hamco Services. Furthermore, Ms. Tao Li, who beneficially owns 18.8% of the outstanding voting securities of the Company, serves as the controlling shareholder of Hamco Services with an 80.0% equity interest.

To mitigate potential conflicts of interest and ensure independent corporate governance, the Board of Directors convened an extraordinary general meeting and called for a shareholder resolution to approve the transaction. Mr. Chow and Ms. Li voluntarily recused themselves from all board deliberations and abstained from voting their respective shares on the shareholder resolution. The transaction was subsequently approved by a majority vote of the Company’s independent, disinterested shareholders. Management believes that the terms of this transaction were negotiated on an arm’s-length basis and reflect market rates for comparable technological and consulting services.

The service fee income was charged pursuant to the terms in the agreement signed between the Company and the related company.

 6. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date and up through October 28, 2026 the date that the financial statements were available to be issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.